BIOMETRIX INTERNATIONAL, INC.
17111 KENTON DRIVE, SUITE 100-B
CORNELIUS, NORTH CAROLINA 28031

May 7, 2007

VIA ELECTRONIC SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Re:   Biometrix International, Inc. (the "Company")
        Registration Statement on Form SB-2
        Filed March 1, 2005
        File No. 333-123053

Ladies and Gentlemen:

We previously filed the above-referenced Form SB-2 registration statement. We hereby request that such registration statement be withdrawn at your earliest convenience. We request this withdrawal because we plan to file a registration statement on Form 10-SB in the upcoming future. No securities were offered or sold pursuant to this registration statement. Please apply our filing fee to our account with the SEC. If you have any questions concerning this matter, please contact Michael J. Bongiovanni, CPA at 704-904-2390.

Thank you for your assistance in this matter.

                                                     BIOMETRIX INTERNATIONAL, INC.

By: /s/ Michael J. Bongiovanni
      Michael J. Bongiovanni
      President